UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: May 14, 2024

MAG Silver Corp.

(SEC File Number: 001-33574)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024
99.2	Management Discussion and Analysis for the three months ended March 31, 2024
99.3	Form 52-109F2 CEO Certification of Interim Filings
99.4	Form 52-109F2 CFO Certification of Interim Filings

Date: May 14, 2024	MAG Silver Corp.

"George Paspalas"
George Paspalas
President & CEO